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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-1
                               (Amendment No. 2)

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                               VARLEN CORPORATION
                           (Name of Subject Company)

                         AMSTED INDUSTRIES INCORPORATED
                         TRACK ACQUISITION INCORPORATED
                                   (Bidders)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                (AND ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                    92224810
                     (CUSIP Number of Class of Securities)

                              Thomas C. Berg, Esq.
                         Track Acquisition Incorporated
                       c/o Amsted Industries Incorporated
                       44th Floor--Boulevard Towers South
                           205 North Michigan Avenue
                            Chicago, Illinois 60601
                                 (312) 819-8470
      (Name, Address and Telephone Number of Person Authorized to Receive
                Notices and Communications on Behalf of Bidder)

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                                   Copies to:
         Gary A. Goodman, Esq.                   Robert J. Minkus, Esq.
        Terrence R. Brady, Esq.                  Schiff Hardin & Waite
            Winston & Strawn                        6600 Sears Tower
          35 West Wacker Drive                  Chicago, Illinois 60606
        Chicago, Illinois 60601                Telephone: (312) 258-5500
       Telephone: (312) 558-5600

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   This Amendment No. 2 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule 14D-1, as amended, originally filed with the Securities and Exchange Commission on May 24, 1999 (the "Schedule 14D-1") by Amsted Industries Incorporated, a Delaware corporation ("Parent"), and Track Acquisition Incorporated, a Delaware corporation and a wholly owned subsidiary of Parent (the "Purchaser"). The Schedule 14D-1 and this Amendment relate to a tender offer by the Purchaser to purchase all outstanding shares of common stock, par value $.10 per share (the "Common Stock"), of Varlen Corporation, a Delaware corporation (the "Company"), including the associated preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of June 17, 1996, as amended, between the Company and Harris Trust and Savings Bank, as Rights Agent (the Common Stock and the Rights together are referred to herein as the "Shares"), at $35.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 24, 1999 and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed with the Schedule 14D-1 as Exhibits
(a)(1) and (a)(2), respectively.

Item 10. Additional Information.

   Item 10 is hereby amended as follows:

   1. Section 2. Acceptance for Payment and Payment for Shares. The first paragraph of Section 2 is amended and restated as follows:

     Upon the terms and subject to the conditions of the Offer (including the Offer Conditions and, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment, and will pay for, Shares validly tendered and not withdrawn as promptly as practicable after the later of (i) the satisfaction of the Antitrust Condition and the date all required filings or consents, registrations, approvals, permits or authorizations of any governmental entity shall have been obtained on terms satisfactory to Purchaser in its sole discretion and (ii) the Expiration Date.

   2. All references in the Offer to the sole discretion or sole judgment (or similar phrases) of Parent or the Purchaser shall be deemed to mean and refer to the reasonable discretion of Parent or the Purchaser, as the case may be.

   3. On June 8, 1999, the waiting period under the HSR Act expired with respect to the acquisition of Shares pursuant to the Offer.

   4. On June 11, 1999, Morgan Stanley & Co. Incorporated, the Company's financial advisor, sent a letter to Parent in the form filed as Exhibit
(a)(11) to this Schedule 14D-1, which is incorporated by reference herein.

   5. On June 17, 1999, Arthur W. Goetschel, Chairman, President and Chief Executive Officer of Parent, sent a letter to Raymond A. Jean, President and Chief Executive Officer of the Company, in the form filed as Exhibit (a)(12) to this Schedule 14D-1, which is incorporated by reference herein.

Item 11. Material to be Filed as Exhibits.

     (a)(1)     Offer to Purchase, dated May 24, 1999.*

     (a)(2)     Form of Letter of Transmittal.*

     (a)(3) Form of letter, dated May 24, 1999, to brokers, dealers, commercial banks, trust companies and other nominees.*

     (a)(4) Form of letter to clients to be used by brokers, dealers, commercial banks, trust companies and other nominees.*

     (a)(5)     Press Release, dated May 18, 1999.*

     (a)(6)     Press Release, dated May 24, 1999.*

     (a)(7)     Form of summary advertisement, dated May 24, 1999.*

     (a)(8)     Notice of Guaranteed Delivery.*

     (a)(9)     IRS Guidelines to Substitute Form W-9.*

     (a)(10)    Press Release, dated June 7, 1999.*

     (a)(11)    Form of letter dated June 11, 1999 from Morgan Stanley & Co.
                Incorporated to Parent.

     (a)(12)    Form of letter dated June 17, 1999 from Arthur W. Goetschel,
                Chairman, President and Chief Executive Officer of Parent, to Raymond A. Jean, President and Chief Executive Officer of the Company.

     (b)        Commitment Letter, dated April 29, 1999.*

     (c)        None.

     (d)        None.

     (e)        Not Applicable.

     (f)        None.

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  *Previously filed.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 1999

                                          Amsted Industries Incorporated

                                              /s/ Thomas C. Berg
                                          By: _________________________________
                                             Name: Thomas C. Berg
                                             Title:  Vice President, General
                                                   Counseland Secretary

                                          Track Acquisition Incorporated

                                              /s/ Thomas C. Berg
                                          By: _________________________________
                                             Name: Thomas C. Berg
                                             Title:  Vice President and
                                              Secretary

                                 EXHIBIT INDEX

 Exhibit
 Number    Description
 -------   -----------
 (a)(1)    Offer to Purchase, dated May 24, 1999.*

 (a)(2)    Form of Letter of Transmittal.*

 (a)(3)    Form of letter, dated May 24, 1999, to brokers, dealers, commercial banks, trust companies and other nominees.*

 (a)(4)    Form of letter to clients to be used by brokers, dealers, commercial banks, trust companies and other nominees.*

 (a)(5)    Press Release, dated May 18, 1999.*

 (a)(6)    Press Release, dated May 24, 1999.*

 (a)(7)    Form of summary advertisement, dated May 24, 1999.*

 (a)(8)    Notice of Guaranteed Delivery.*

 (a)(9)    IRS Guidelines to Substitute Form W-9.*

 (a)(10)   Press Release, dated June 7, 1999.*

 (a)(11)   Form of letter dated June 11, 1999 from Morgan Stanley & Co.
            Incorporated to Parent

 (a)(12)   Form of letter dated June 17, 1999 from Arthur W. Goetschel,
            Chairman, President and Chief Executive Officer of Parent, to
            Raymond A. Jean, President and Chief Executive Officer of the
            Company

 (b)       Commitment Letter, dated April 29, 1999.*

 (c)       None.

 (d)       None.

 (e)       Not Applicable.

 (f)       None.

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*Previously filed.